SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                     Santa Anita Realty Enterprises, Inc.
                        Santa Anita Operating Company

                               (Name of Issuer)

                                 Common Stock
                      (Titles of Classes of Securities)

                                  801209206
                                  801212101
                                ---------------
                                (CUSIP Numbers)

                              W. Edward Scheetz
                    c/o Apollo Real Estate Advisors, L.P.
                         1301 Avenue of the Americas
                           New York, New York 10019
                          Telephone: (212) 261-4000
                 --------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               With a copy to:

                            Patrick J. Foye, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                              New York, NY 10022
                          Telephone: (212) 735-2274

                               January 28, 1997
            -----------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

            Check the following box if a fee is being paid with the statement: [ ]





                                 SCHEDULE 13D


CUSIP NO._________

--------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

--------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                 (b) |_|
--------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF

--------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) |_| or 2(e)

--------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

--------------------------------------------------------------------------

                        7    SOLE VOTING POWER
                             0
      NUMBER OF      -----------------------------------------------------
        SHARES          8    SHARED VOTING POWER
     BENEFICIALLY            989,900
       OWNED BY      -----------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
      REPORTING              0
        PERSON       -----------------------------------------------------
         WITH          10   SHARED DISPOSITIVE POWER
                            989,900
--------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       989,900

--------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                          |_|

--------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.6% of Realty; 8.7% of Operating

--------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN

--------------------------------------------------------------------------





                                 SCHEDULE 13D


CUSIP NO. _________

--------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE ADVISORS II, L.P.

--------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                   (b) |_|
--------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC, OO

--------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) |_| or 2(e)

--------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

--------------------------------------------------------------------------

                        7    SOLE VOTING POWER
                             0
        NUMBER OF    -----------------------------------------------------
        SHARES          8    SHARED VOTING POWER
     BENEFICIALLY            989,900
       OWNED BY      -----------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
      REPORTING              0
        PERSON       -----------------------------------------------------
         WITH          10   SHARED DISPOSITIVE POWER
                            989,900

--------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       989,900

--------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                          |_|
--------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.6% of Realty; 8.7% of Operating

--------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN

--------------------------------------------------------------------------




                                 SCHEDULE 13D


CUSIP NO. __________

--------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KOLL ARCADIA INVESTORS, LLC

--------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                   (b) |_|
--------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF

--------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) |_| or 2(e)

--------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

--------------------------------------------------------------------------

                        7    SOLE VOTING POWER
                             0
       NUMBER OF     -----------------------------------------------------
        SHARES          8    SHARED VOTING POWER
     BENEFICIALLY            989,900
       OWNED BY      -----------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
      REPORTING              0
        PERSON       -----------------------------------------------------
         WITH          10   SHARED DISPOSITIVE POWER
                            989,900
--------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       989,900

--------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                        |_|
--------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.6% of Realty; 8.7% of Operating

--------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO

--------------------------------------------------------------------------




                                 SCHEDULE 13D


CUSIP NO. _______

--------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       KOLL ARCADIA LLC

--------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                (b) |_|
--------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) |_| or 2(e)

--------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

--------------------------------------------------------------------------

                        7    SOLE VOTING POWER
                             0
       NUMBER OF     -----------------------------------------------------
        SHARES          8    SHARED VOTING POWER
     BENEFICIALLY            989,900
       OWNED BY      -----------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
      REPORTING              0
        PERSON       -----------------------------------------------------
         WITH          10   SHARED DISPOSITIVE POWER
                            989,900
--------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       989,900

--------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                       |_|

--------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.6% of Realty; 8.7% of Operating

--------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO

--------------------------------------------------------------------------





      This Amendment No. 2 amends and supplements the following Items of the Schedule 13D, as amended (the "Schedule 13D"), of Apollo Real Estate Advisors II, L.P., Apollo Real Estate Investment Fund II, L.P., Koll Arcadia Investors, LLC and Koll Arcadia LLC filed on October 24, 1996 with the Securities and Exchange Commission with respect to the Paired Common Stock of Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 is hereby restated in its entirety by the following:

      In connection with the purchases of the Companies' Paired Shares, Apollo purchased an aggregate of 988,900 Paired Shares for a total amount of $19,912,529 as of the date hereof. The purchases were financed with cash on hand and borrowed funds pursuant to a margin loan made in the ordinary course of business by a registered broker-dealer. Koll purchased an aggregate of 1,000 Paired Shares for a total amount of $20,250 with cash on hand.

Item 4. Purpose of Transaction.

        Item 4 is hereby amended to include the following:

      KAI PROPOSAL. On January 28, 1997, KAI made a $27 per Paired Share cash proposal to the Special Committee of the Boards of the Companies (the "Special Committee") to recapitalize the Companies (the "Recapitalization"). In the Recapitalization, the Companies would (i) pay a special cash dividend of $11 per Paired Share to all current shareholders (the "$11 Special Dividend") and (ii) commence a self-tender offer to purchase up to 5.6 million Paired Shares (the "Self Tender") in which current stockholders of the Companies would have the option in addition to payment of the $11 Special Dividend to (x) retain their existing Paired Shares, (y) receive $16 in cash per Paired Share or (z) receive per Paired Share an additional $11 in cash together with one warrant to purchase one Paired Share at $16.25 per Paired Share for a five year period (the "Warrant"). Neither KAI nor any of its affiliates intends to tender any Paired Shares in the Self Tender. KAI estimates the value of the Warrants at $5.00 per Warrant.

      VALUE TO STOCKHOLDERS. Stockholders of the Companies would receive for each Paired Share either (i) $27 in cash or (ii) $22 in cash together with one Warrant valued at $5.00. In the Recapitalization, KAI would cause the Companies to distribute up to an aggregate of $232 million to stockholders of the Companies and the Companies would retain at least $20 million of net cash for use in their operations.

      KAI believes that its transaction allows stockholders of the Compa-nies to monetize their present gains in the Paired Shares without causing significant market impact while enabling participation in the upside KAI intends to create.

      KAI EQUITY. To consummate the Recapitalization, subsequent to the payment of the $11 Special Dividend, KAI would contribute an aggregate of $61.5 million in exchange for approximately 5.6 million Paired Shares or units of the OPs (as described below), exchangeable on a one-for-one basis into Paired Shares, subject to REIT ownership limitations. KAI would also acquire 2.3 million convertible preferred OP units or shares of convertible preferred stock for an aggregate of $30 million at $13 per preferred unit. Distributions on the preferred OP units would accrue at 12% per annum for three years, then be payable on a current basis. The preferred OP units would be convertible into Paired Shares at par value. KAI would therefore have an overall investment of approximately $110 million in the restructured Companies.

      Under the Recapitalization, two newly formed limited liability entities will be formed by causing Realty to contribute substantially all of its properties and assets, subject to substantially all of its liabilities, to a newly formed limited liability entity (the "Realty OP"), and Operating and its subsidiaries to contribute substantially all of their properties and operating assets, subject to substantially all of their liabilities, to another limited liability entity (the "Operating OP" and together with Realty OP, the "OPs").

      DEBT FINANCING; WARRANTS. KAI would cause the OPs to borrow approximately $95 million on a senior basis from an institutional lender. Such institutional lender would also provide the OPs a two year bridge facility for up to $40 million. Such loans would be secured by substantially all the assets of the OPs. In addition, a third party stand-by investor has committed to purchase one Warrant for each Paired Share purchased by the Companies pursuant to the $16 all cash election under the Self-Tender, up to 5.6 million Warrants, for $5 per Warrant, or up to $28 million in the aggregate.

      KAI OWNERSHIP. Following the $11 Special Dividend and assuming at least 5.6 million Paired Shares are tendered and purchased in the Self Tender, KAI would own approximately 58.5% of the outstanding Paired Shares prior to exercise of any Warrants and approximately 40% of the outstanding Paired Shares assuming exercise of all Warrants.

      BOARD OF DIRECTORS. After the completion of the Recapitalization, the Boards of Directors of the Companies would include a majority of KAI nominees. KAI will support the election of up to three existing directors to serve as independent directors to ensure continuity in representation of public stockholders.

      WARRANT LETTER AGREEMENT. On January 28, 1997, KAI entered into a letter agreement (the "Letter Agreement") with Gotham Partners, L.P. ("Gotham") with respect to the Recapitalization pursuant to which Gotham would, subject to the terms and conditions in such Letter Agreement, purchase on a stand-by basis up to 5.6 million Warrants from the Companies at $5.00 per Warrant, subject to certain adjustments as contained in the Letter Agreement, or up to $28 million in the aggregate. Pursuant to the terms of the Letter Agreement, Gotham would purchase from the Companies one Warrant for each Paired Share purchased by the Companies pursuant to the $16 all cash election under the Self-Tender. In consideration for providing such stand-by commitment, the Letter Agreement provides that Gotham would receive certain fees conditioned upon the number of Paired Shares purchased in the Self Tender. In addition, under the terms of the Letter Agreement, Gotham would have certain rights to acquire equity interests in the Companies and the OPs in the event Gotham does not acquire all of the Warrants issued.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended by restating the following sections in their entirety:

      (a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 989,900 Paired Shares which represents approximately 8.6% of the outstanding shares of Realty and 8.7% of the outstanding shares of Operating. No other person named in Item 2 beneficially owns any Paired Shares.

      (b) The Reporting Persons share the voting and dispositive power with respect to the 989,900 Paired Shares which they beneficially own.

      To the best of the Reporting Persons' knowledge, none of the individuals listed on Schedule I owns any Paired Shares or can vote or direct the vote of any Paired Shares, nor can any such individual dispose or direct the disposition of any Paired Shares.

      (c) No person named in response to paragraph (a) of this Item has effected any transaction in the Paired Shares during the past sixty days. Attached hereto as Annex I is a list of transactions in the Paired Shares effected by the Reporting Persons since the filing of Amendment Number 1 to the Schedule 13D.



                                  Annex I.

                       Transaction in the Securities

      The following are the transactions effected by the Reporting Persons in the Paired Shares since the filing by the Reporting Persons of Amend-ment Number 1 to the Schedule 13D.

Date                 Number of Paired Shares              Price per Share

11/11/96                     3,000                            $25.3875

11/20/96                     5,000                             24.5000

11/21/96                    10,500                             24.9880




                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 29, 1997


                  APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                        By:   Apollo Real Estate Advisors II, L.P.
                              Managing Member

                        By: Apollo Real Estate Capital Advisors II, Inc. General Partner

                              By:  /s/ Michael D. Weiner
                                  -----------------------------
                              Name:  Michael D. Weiner
                              Title: Vice President,
                                     Apollo Real Estate Capital
                                     Advisors II, Inc.


                  APOLLO REAL ESTATE ADVISORS II, L.P.

                        By: Apollo Real Estate Capital Advisors II, Inc. General Partner

                              By:  /s/ Michael D. Weiner
                                  -----------------------------
                              Name:  Michael D. Weiner
                              Title: Vice President,
                                     Apollo Real Estate Capital
                                     Advisors II, Inc.


                  KOLL ARCADIA INVESTORS, LLC

                        By:   Apollo Arcadia LLC
                              Member

                              By: /s/ Michael D. Weiner
                                  -----------------------------
                              Name:  Michael D. Weiner


                  KOLL ARCADIA LLC

                              By:  /s/ James C. Watson
                                   ----------------------------
                              Name: James C. Watson